UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.
HEALTH FITNESS CORPORATION
(Name of Subject Company (Issuer))
TRUSTCO MINNESOTA, INC.
A Wholly-Owned Subsidiary of
TRUSTCO HOLDINGS, INC.
An Indirect Wholly-Owned Subsidiary of
TRUSTMARK MUTUAL HOLDING COMPANY
(Names of Filing Persons (Offerors))
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
42217V201
(CUSIP Number of Class of Securities)
Sara Lee Keller, Esq.
Senior Vice President, General Counsel and Secretary
Trustmark Companies
400 Field Drive
Lake Forest, Illinois 60045
(847) 615-1500
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Larry A. Barden
Scott R. Williams
Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
(312) 853-7000
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits.

Exhibit
Number	Description of Exhibits
99.1	Joint Press Release issued by Trustmark and Health Fitness Corporation on January 21, 2010

99.2	Trustmark Employee Q&A dated January 21, 2010

99.3	Trustmark Broker and Client Q&A dated January 21, 2010

99.4	Message from Trustmark CEO to Trustmark Employees dated January 21, 2010